AEM SPA

02 JUN 11 AM 11:30

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/322/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02034765

June 6, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the European Commission decision on the fiscal exemption granted to the local public services.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dw 6/11

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

PRESS RELEASE

Milan, 6th June 2002. Yesterday, through a statement, the European Commission announced it had concluded its enquiry into State aid allegedly given to companies with mainly state-owned capital that were set up as a result of Law 142/90. The Commission has ruled that the provision, which had extended the fiscal exemption regime normally granted to the local public services previously carried out by the Municipal authorities, was unlawful. Such provision was introduced into the legislative system by Law 549/95 with the aim of helping the smooth transformation of the enterprises of the local bodies into private companies before the final deadline of 31.12.99 set out by Law 142/90. The declared objective of the legislator was to remove the demotivating effect for local administrations connected to the sudden loss of every tax advantage in the event of a transformation of the local public services providers into private concerns. Opting for such transformation into stock companies before the end of 1999 was therefore a decision that was freely taken by some local administration bodies as part of their strategies aiming for the privatisation of the activities performed. Other local administrations, on the other hand, decided against taking such steps, carrying on anyway with the similar existing tax exemption regime.
The Commission has also reached the conclusion that the possibility for such enterprises to obtain loans at reduced tax rates from "Cassa Depositi e Prestiti" constitutes State aid.

The Italian authorities and some companies operating in the utilities sector – among which is AEM – had argued in the papers sent to the Commission that the fiscal measures had not in any way distorted competition in the markets where such companies had always operated since, at the time, both by right and in actual fact, the business sectors of such companies were in any case not subject to competition. The Commission decided that such statement could not be applied in general terms to all the markets concerned. Hence, the decision of condemnation, which, however, has a general value only, leaving the Italian State the job of assessing each individual case for the purpose of establishing whether or not the aid granted illegally must be refunded.

In this respect, AEM believes it unlikely that the decision taken by the Commission produces negative effects, having the company operated in sectors not open to competition in the period taken into examination. More precisely, such sectors were the electricity and gas distribution markets for which, among other things, in the period taken into account by the Commission, AEM did not take part into any bid to provide such public services.

AEM also highlights that, in the period from 2nd December 1996 (date of transformation into a stock company) to 31st December 1999 (end of the period of fiscal moratorium), about 90% of its profit has been distributed, therefore passing most of its supposed benefits – which in the event of a freely competitive context could have altered competitive conditions – onto its shareholders.

Apart from the above considerations, in order to safeguard the company and the interest of its shareholders, AEM reserves the right, after careful examination of the measure of which it has not been notified as yet, to challenge this measure before the Court of Justice, applying at the same time for the suspension of the decision adopted.